UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Rimini Street, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76674Q 107
(CUSIP Number)
GPIAC, LLC 4001 Kennett Pike Suite 302 Wilmington Delaware 19807 (212) 430-4340
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 19, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76674Q 107
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) GPIAC, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO, PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
None
(8) SHARED VOTING POWER
13,915,000 shares (1)
(9) SOLE DISPOSITIVE POWER
None
(10) SHARED DISPOSITIVE POWER
13,915,000 shares (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,915,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.18% (2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 13,915,000 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC and GPIC, Ltd., including 6,062,500 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

(2) Percentage calculated based on (i) 60,005,131 shares of Common Stock outstanding as of June 22, 2018, as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 2, 2018, plus (ii) 2,896,556 shares of Common Stock issued in connection with the closing of the transactions contemplated by the Securities Purchase Agreement (as such term is defined in Amendment No. 3 to this Schedule 13D), as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018, plus (iii) 6,062,500 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

CUSIP No. 76674Q 107
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) RMNI InvestCo, LLC
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO, PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
None
(8) SHARED VOTING POWER
13,915,000 shares (1)
(9) SOLE DISPOSITIVE POWER
None
(10) SHARED DISPOSITIVE POWER
13,915,000 shares (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,915,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.18% (2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 13,915,000 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC and GPIC, Ltd., including 6,062,500 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

(2) Percentage calculated based on (i) 60,005,131 shares of Common Stock outstanding as of June 22, 2018, as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 2, 2018, plus (ii) 2,896,556 shares of Common Stock issued in connection with the closing of the transactions contemplated by the Securities Purchase Agreement (as such term is defined in Amendment No. 3 to this Schedule 13D), as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018, plus (iii) 6,062,500 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

CUSIP No. 76674Q 107
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) GP Investments, Ltd.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO, PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
None
(8) SHARED VOTING POWER
13,915,000 shares (1)
(9) SOLE DISPOSITIVE POWER
None
(10) SHARED DISPOSITIVE POWER
13,915,000 shares (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,915,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.18% (2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 13,915,000 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC and GPIC, Ltd., including 6,062,500 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

(2) Percentage calculated based on (i) 60,005,131 shares of Common Stock outstanding as of June 22, 2018, as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 2, 2018, plus (ii) 2,896,556 shares of Common Stock issued in connection with the closing of the transactions contemplated by the Securities Purchase Agreement (as such term is defined in Amendment No. 3 to this Schedule 13D), as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018, plus (iii) 6,062,500 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

CUSIP No. 76674Q 107
(1) NAMES OF REPORTING PERSONS. I.R.S. Identification nos. of above persons (entities only) GPIC, Ltd.
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
(3) SEC USE ONLY
(4) SOURCE OF FUNDS (see instructions) OO, PF
(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
(6) CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
None
(8) SHARED VOTING POWER
13,915,000 shares (1)
(9) SOLE DISPOSITIVE POWER
None
(10) SHARED DISPOSITIVE POWER
13,915,000 shares (1)
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,915,000 shares
(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.18% (2)
(14) TYPE OF REPORTING PERSON (see instructions) OO

(1) GPIC, Ltd., an exempted company incorporated in Bermuda directly controlled by GP Investments, Ltd, is the managing member of GPIAC, LLC, a Delaware limited liability company and RMNI InvestCo, LLC, a Delaware limited liability company. GPIC, Ltd. is entitled to voting and investment power over the 13,915,000 shares of the Issuer’s common stock beneficially owned by GPIAC, LLC, RMNI InvestCo, LLC and GPIC, Ltd., including 6,062,500 shares of the Issuer’s common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

(2) Percentage calculated based on (i) 60,005,131 shares of Common Stock outstanding as of June 22, 2018, as disclosed in the Issuer's Definitive Proxy Statement filed with the Securities and Exchange Commission on July 2, 2018, plus (ii) 2,896,556 shares of Common Stock issued in connection with the closing of the transactions contemplated by the Securities Purchase Agreement (as such term is defined in Amendment No. 3 to this Schedule 13D), as disclosed in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 19, 2018, plus (iii) 6,062,500 shares of the Issuer's common stock that may be acquired by GPIC, Ltd. within 60 days of the date hereof.

Explanatory Note

This Amendment No. 4 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by GPIAC, LLC on October 20, 2017, as amended and restated by Amendment No. 1 thereto filed with the SEC on October 23, 2017, as amended and restated by Amendment No. 2 thereto filed with the SEC on April 30, 2018 and as amended by Amendment No. 3 thereto filed with the SEC on June 25, 2018 (as amended, the “Schedule 13D”). The Schedule 13D is filed by GPIAC, LLC on behalf of itself and on behalf of RMNI InvestCo, LLC, GP Investments, Ltd. and GPIC, Ltd. as reporting persons pursuant to a joint filing agreement. Terms defined in the Schedule 13D are used herein as so defined.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6, as amended and restated by Amendment No. 2 to this Schedule 13D and as amended by Amendment No. 3 to this Schedule 13D, is hereby further amended to add the following:

The Requisite Stockholder Approval (as such term is defined in Amendment No. 3 to this Schedule 13D) was obtained at the Issuer's Special Meeting of Stockholders held on July 12, 2018.  The Issuer closed the transactions contemplated by the Securities Purchase Agreement (as such term is defined in Amendment No. 3 to this Schedule 13D) on July 19, 2018. As a result, the voting agreements to which certain of the Issuer's stockholders, including certain of the Reporting Persons, were parties, as previously described in Amendment No. 3 to this Schedule 13D, automatically terminated with no continuing obligations or liabilities upon the parties thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 20, 2018

GPIAC, LLC

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

RMNI InvestCo, LLC

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Officer

GP Investments, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Chief Executive Officer

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Chief Financial Officer

GPIC, Ltd.

By:	/s/ Antonio Bonchristiano
Name:	Antonio Bonchristiano
Title:	Director

By:	/s/ Rodrigo Boscolo
Name:	Rodrigo Boscolo
Title:	Director